TIAA College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	John M. McCann Managing Director, Associate General Counsel (704) 988-6543 John.McCann@nuveen.com

June 1, 2022

Michael Kosoff

Senior Special Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     College Retirement Equities Fund – Proxy Statement (File Nos. 33-00480 and 811-04415)

Dear Mr. Kosoff:

On behalf of the College Retirement Equities Fund (the “Registrant”), we are hereby responding to comments provided to us telephonically on April 12, 2022 regarding the preliminary Proxy Statement for the Registrant; which was filed on April 8, 2022 (the “Proxy Statement”). Set forth below are our responses to your comments on the Proxy Statement.

1.  In the paragraph immediately below the signature of Derek Dorn, please indicate in the first sentence that proxies may be voted in person.

The referenced sentence of the Proxy Statement now reads as follows: “[y]ou may vote by mail, telephone, over the internet or in person.”

2.  In the section of the Proxy Statement entitled “Proposal 1: Election of Trustees,” the Proxy Statement indicates that the maximum number of Trustees has been fixed at 10, yet the bylaws of the Registrant indicate that the number of Trustees shall be between 5-12. Please confirm if the Board of the Registrant fixed the number of Trustees at 10.

We confirm that the Board of the Registrant fixed the current number of Trustees at 10.

Michael Kosoff, Senior Special Counsel

June 1, 2022

3.  Please disclose in the Proxy Statement that all Trustees being nominated for election are current Trustees of the Registrant.

The section of the Proxy Statement entitled “Proposal 1: Election of Trustees” indicates that “[a]t this Meeting, you are being asked to elect to the Board the nine current Trustees.”

4.  In the section of the Proxy Statement entitled “Proposal 1: Election of Trustees,” please revise second sentence in the fourth paragraph to read as follows: “[i]f any nominee is unavailable to, or for good cause, will not serve when the Meeting is held, the proxy agents may cast your votes for a substitute chosen by the current Board.”

The Registrant has made the requested revision.

5.  Current Trustee of the Registrant, Maceo Sloan, appears to be at or near the mandatory retirement age under the mandatory retirement policy applicable to the Registrant. Please indicate in the Proxy Statement whether Mr. Sloan will retire this year or whether the Registrant expects to waive the mandatory retirement policy.

The Registrant has added the following footnote to the table of the Proxy Statement entitled “Disinterested Trustees and Nominees”: “Mr. Sloan will reach the mandatory retirement age for CREF Trustees in 2022 and is expected to either retire from the Board this year or to continue to serve on the Board in the event that the mandatory retirement policy is waived in accordance with its terms.”

6.  In the entry for Micky Onvural in the table of the Proxy Statement entitled “Officers” please provide Ms. Onvural’s address and year of birth.

The Registrant has included the requested information.

7.  Please provide the compensation information for the three highest paid executive officers of the Registrant who earned more than $60,000 in compensation from the Registrant. See Schedule 14A, Item 22(b)(13).

The Registrant does not compensate its officers. As indicated in the second sentence of the introductory paragraph of the section of the Proxy Statement entitled “Trustee Compensation,” “CREF’s officers receive no direct compensation from any fund in the TIAA-CREF Fund Complex.”

Michael Kosoff, Senior Special Counsel

June 1, 2022

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If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann
John M. McCann